I, <u>Francine Anderson,</u> the (Principal Executive Officers) of <u>Broadway Project One, LLC</u>   hereby certify that the financial statements of <u>Broadway Project One, LLC</u> and notes thereto for the periods ending January 1, 2018 and November 28, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Broadway Project One, LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>November 28,2018</u> (Date of Execution).

(Signature)

<u>President/CEO</u> (Title)

<u>November 28, 2018</u> (Date)

Broadway Project One, LLC
Index to Financial Statement
(unaudited)

Broadway Project One, LLC
BALANCE SHEET AS OF November 28, 2018
(unaudited)

Assets

Total Fixed Assets	0
Total Current Assets	0
Total Inventory	0
Total Assets	**0**

Liabilities

Current Liabilities	0
Long term Liabilities.	0
Total Liabilities.	**0**
Total Equity	**0**

NOTE 1 – NATURE OF OPERATIONS

Broadway Project One, LLC was formed in October in the State of Indiana. The balance sheet of Broadway Project One, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in the State of Indiana.

Broadway Project One, LLC revitalizes commercial real estate in the downtown area of Gary, IN. We are dedicated to improving the visibility of Gary, IN and developing it into a world class city rich in commerce, culture, and entertainment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Use of Estimates The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Real Estate development firm. The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.
2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.
3. Competition. There are numerous competitors of the Company engaged in the real estate industry. Many of these competitors have established brand names and/or pre-existing relationships with many of the Company's prospective sellers and buyers. It will be necessary for the Company to communicate the quality and style of its operations in order to get customers and the city to support the developments. There can be no guarantee that the Company will be successful in its efforts.
4. The Economy. The economy can weigh heavily upon the real estate industry.
5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may

cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from leasing and selling real estate.(a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a "LLC". Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member**.**

NOTE 4 – MEMBERS' EQUITY
LLC Units
Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 4,280 shares of Common Stock, $25.00 par value (the "Shares") of Broadway Project One, LLC. (the "Company"). The minimum offering amount is 35,000 ("Minimum Offering Amount"), and the maximum offering amount is 107,000 ("Maximum Offering Amount"). The minimum purchase per investor is 4 shares, or $100.00.

5 – SUBSEQUENT EVENTS The Company has evaluated subsequent events that occurred after October 2018 through November 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.